Filed pursuant to rule 253(g)(2)

File Number: 024-11020

SUPPLEMENT DATED DECEMBER 21, 2022
TO OFFERING CIRCULAR DATED JANUARY 19, 2022 OF RAD DIVERSIFIED REIT, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated January 19, 2022, as supplemented, of RAD Diversified REIT, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here, as supplemented here, here, here, here and here.

The purpose of this supplement is to announce that the Company’s Board of Directors authorized to offer an additional 5% optional distribution to its shareholders.

Declaration of Distributions

On December 12, 2022 the Company’s Board of Directors authorized the Company to make an offer to repurchase 5% of any shareholder’s current shares of common stock (“Common Stock”) purchased since the initial qualification of the Company’s Regulation A offering on November 1, 2019. The shareholders are entitled to accept or reject the offer by January 20, 2023 and the Company will make any payments in accordance with its distribution form sent to shareholders.